CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 5365570

The Registrar of Companies for England and Wales hereby certifies that

QUANTUM SCIENCE TECHNOLOGIES LIMITED

having by special resolution changed its name, is now incorporated

under the name of

AFTERSOFT DEALER SOFTWARE LIMITED

Given at Companies House, Cardiff, the 6th September 2006

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

HC006A